Notice to ASX/LSE 19 October 2021 Rio Tinto Executive changes Peter Toth, Group executive, Strategy and Development, has accepted a new position outside of Rio Tinto. Rio Tinto Chief Executive Jakob Stausholm said “During Peter’s seven years with Rio Tinto, he has played a key role in shaping our corporate strategy, executing our portfolio restructure, and guiding our approach to climate change. We thank him for his contribution and wish him every success for the future.” Peter has stepped down from the Group’s executive committee with immediate effect and his responsibilities will be divided between current executives. He will remain in an advisory role until the end of 2021 and leave the company on 5 April 2022. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com